                                                                     Exhibit 5.2

                        [BOSTON GAS COMPANY LETTERHEAD]

                                     Salomon Brothers Inc.
                                     Seven World Trade Center
                                     New York, New York  10048

                                     J. P. Morgan Securities Inc.
                                     60 Wall Street
                                     New York, New York  10260-0060

                                     Donaldson, Lufkin & Jenrette
                                     Securities Corporation
                                     140 Broadway
                                     New York, New York  10005-1285



                                     June 9, 1995



Ladies and Gentlemen:

     You have asked my opinion concerning the jurisdiction of the Department of Public Utilities of The Commonwealth of Massachusetts (the "Department") to approve the proposed issuance by Boston Gas Company (the "Company") of $100,000,000 principal amount of long-term debt to be issued from time to time (the "Debt Securities"). You have also asked my opinion whether the Department has duly approved the issuance and sale of the Debt Securities.

     The Company is subject to certain statutes of The Commonwealth of Massachusetts regulating utilities. Thus, the issuance of the Debt Securities by the Company, including the interest rate applicable thereto and the manner of sale of the Debt Securities, the Company's rates, accounting practices and territorial limits of the Company's service area, as well as substantial portions of its operations, financing, contracts, purchase of gas and relations with competitive or affiliated interests, are regulated by the Department.
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Salomon Brothers Inc.                 -2-                           June 9, 1995

     I have examined Chapter 164 of the General Laws of Massachusetts and the docket of the Department in the proceeding before the Department numbered D.P.U. 95-66, and other records of the Department. For purposes of this opinion, I have assumed the due issuance by the Department of an Order (the "Order") consistent with the requests of the Company in its petition in the aforesaid proceeding.

     Based on the foregoing, I am of the opinion that:

     1. The Department has jurisdiction to approve the proposed issuance of the Debt Securities by the Company, the rate or rates at which the Debt Securities shall bear interest and the sale of the Debt Securities pursuant to negotiated agency and purchase agreements without prior public invitation of proposals for the purchase thereof.

     2. Upon issuance of the Order and upon the expiration of any appeal period relating thereto, the Department will have duly approved the issuance of the Debt Securities in the amount of $100,000,000 at an interest rate of no greater than 12% per annum and will have granted an exemption from the provisions of Sections 15 and 15A of Chapter 164 of the General Laws of Massachusetts to the extent necessary to authorize the sale of the Debt Securities at less than the face amount thereof and pursuant to negotiated agency and purchase agreements without prior invitation of proposals for the purchase thereto.

     I understand that this opinion is to be used in connection with the Registration Statement (Form S-3) under the Securities Act of 1933 with respect to the proposed issuance of the Debt Securities. I hereby consent to the filing of this opinion as an exhibit to said Registration Statement and to the use of my name therein and in the related Prospectus under the caption "Validity of Debt Securities". I also consent to the reliance upon this opinion by Ropes & Gray for purposes of their opinion also being filed as an exhibit to said Registration Statement.


                                       Very truly yours,


                                       /s/ Jennifer L. Miller
                                       Jennifer L. Miller